September 30, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Craig D. Wilson, Senior Assistant Chief Accountant
Office of Information Technologies and Services

Re:	Sohu.com Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 26, 2016
Form 8-K
Furnished August 2, 2016
File No. 000-30961

Dear Mr. Wilson:

We are transmitting this letter on behalf of our client Sohu.com Inc. (“Sohu” or the “Company”) in response to the comments contained in a letter from the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to Dr. Charles Zhang, Chairman and Chief Executive Officer of Sohu, dated September 14, 2016 (the “Comment Letter”), regarding Sohu’s Form 10-K for the year ended December 31, 2015 (the “Form 10-K”) and Form 8-K furnished to the SEC on August 2, 2016 (the “Form 8-K”). A written statement from Sohu making certain acknowledgments in connection with this letter, the Form 10-K, and the Form 8-K is being submitted separately to the Staff.

Sohu’s responses to the Comment Letter are set forth below. The comments are repeated and numbered so as to correspond to the comment numbers in the Comment Letter.

RESPONSES TO COMMENT LETTER

Form 10-K for the Fiscal Year Ended December 31, 2015

Part III

Executive Compensation (Incorporated by Reference to the Definitive Proxy Statement on Schedule 14A filed April 27, 2016).

Staff Comment

1.	Executive compensation disclosure is required for a company’s principal executive officer, its principal financial officer and its “three most highly compensated executive officers other than the principal executive officer and the principal financial officer who were serving at the end of the last completed fiscal year.” Refer to Item 402(a)(3) of Regulation S-K. Please advise why you provide executive compensation disclosure for only two named executive officers. In preparing your response, consider the persons identified as “senior management” on your website and, for each such person, provide an analysis that addresses each prong of the definition of executive officer set forth in Exchange Act Rule 3b-7.

Goulston & Storrs, A Professional Corporation • Boston • DC • New York • Beijing

400 Atlantic Avenue, Boston, Massachusetts 02110-3333 • (617) 482-1776 Tel •(617) 574-4112 Fax • www.goulstonstorrs.com

Securities and Exchange Commission

September 30, 2016

Sohu Response

Sohu advises the Staff that as of December 31, 2015, the determination date for purposes of Sohu’s 2016 definitive proxy statement (the “2016 Proxy Statement”), Dr. Charles Zhang was the Chairman and Chief Executive Officer of Sohu, and Ms. Carol Yu was the President and Chief Financial Officer of Sohu. Dr. Zhang was also (and remains) the Chairman of both Sohu’s subsidiary Sogou Inc. (“Sogou”) and Sohu’s subsidiary Changyou.com Limited (“Changyou”), and Ms. Yu was also the Co-Chief Executive Officer of Changyou. As of the time of the filing of the 2016 Proxy Statement on April 27, 2016, the Management page of the Corporate Governance section of Sohu’s web site identified Dr. Zhang and Ms. Yu as the Company’s executive officers under the heading “Executive Officers”; and Mr. Xiaochuan Wang, who is the Chief Executive Officer of Sogou, and various Vice Presidents of Sohu were listed under the heading “Other Senior Management.”

The Company’s Board of Directors (the “Board”) made the determination that Dr. Zhang and Ms. Yu were the Company’s sole executive officers based primarily on the recommendation of Sohu’s management, which was based in turn on analyses by the Sohu reporting team and HR department of the structure and operation of the Company’s and its major subsidiaries’ senior management responsibilities and functions.

In analyzing the roles of the various Vice Presidents listed, Sohu management, with the input of the Sohu reporting team and HR department, concluded that none of them could be said to be “in charge” of a principal business unit, division or function within the meaning of that term as used in Exchange Act Rule 3b-7 (“Rule 3b-7”), as they did not have significant operational or policy-making responsibilities within their respective areas of focus, which instead lay primarily with Dr. Zhang, in his role as Sohu’s Chairman and Chief Executive Officer, and with Ms. Yu, in her role as Sohu’s President and Chief Financial Officer reporting to Dr. Zhang.

Similarly, in analyzing the roles and responsibilities of Mr. Xiaochuan Wang, as the Chief Executive Officer of Sogou, and of Mr. Dewen Chen, as the Co-Chief Executive Officer of Changyou, Sohu management, in consultation with the Sohu reporting team and HR department, while realizing that executive officers of important subsidiaries such as Sogou and Changyou may be deemed under Rule 3b-7 to be executive officers of the subsidiaries’ parent company, concluded that Mr. Wang and Mr. Chen were not executive officers of Sohu. Sohu management reached this conclusion based on its observation that Mr. Wang and Mr. Chen did not have significant long-term strategic or policy-making responsibilities for Sogou or Changyou, and thus could not be said to perform policy-making functions for Sohu. Instead, both Mr. Wang and Mr. Chen were focused on product development (Mr. Wang with respect to online search services and online search-related products, and Mr. Chen with respect to online games) for Sogou and Changyou, respectively, while Dr. Zhang, in his roles as Chairman and Chief Executive Officer of Sohu and Chairman of both subsidiaries, and Ms. Yu, in her roles as President and Chief Financial Officer of Sohu and Co-Chief Executive Officer of Changyou, made the key operational and policy-making decisions for both subsidiaries.

Securities and Exchange Commission

September 30, 2016

As previously announced, Ms. Yu resigned from her positions with Sohu, and as Changyou’s Co-Chief Executive Officer, effective July 31, 2016. Sohu wishes to inform the Staff that Sohu’s management, HR department, and reporting team are currently re-evaluating the executive officer determinations for the remainder of 2016 in view of evolving and shifting management responsibilities following Ms. Yu’s resignation from Sohu and Changyou and will do so with reference to the Staff’s comment. Sohu’s management expects to make a recommendation to the Board in this regard prior to the Board’s next quarterly meeting, which is scheduled for late October 2016. Sohu’s management does not currently expect that the determination of the status of the various Vice Presidents as non-executive officers will change, because their levels of responsibility have not changed since the end of 2015, or since Ms. Yu’s departure. On the other hand, Sohu management currently anticipates that, as a result of the re-evaluation and analysis, it is likely to conclude, and to make a recommendation to the Board based on that conclusion, that Mr. Xiaochuan Wang and Mr. Dewen Chen, who is now the sole Chief Executive Officer of Changyou, are moving into higher levels of responsibility following Ms. Yu’s departure that will cause them to be properly deemed to be executive officers of Sohu going forward and, in particular, with respect to future filings.

Sohu also wishes to note that some of the revisions made to the Management page of Sohu’s web site upon Ms. Yu’s departure (which Sohu presumes was the version of the page reviewed by the Staff) were made in error, in that executive officers were not listed separately. In addition, although Changyou’s officers are listed in the Chinese version of the Management page, they were not listed in the English version. The Management page has now been revised so that Dr. Charles Zhang and Ms. Joanna Lv, the Acting Chief Financial Officer, are listed under “Executive Officers,” Mr. Xiaochuan Wang and the various Vice Presidents are listed under “Other Senior Management,” and Changyou’s officers are also listed, in a separate sub-category.

Sohu confirms to the Staff that the Management web page will be further revised to reflect any changes to the designation of executive officers that are made by the Board at its quarterly meeting in late October, and that any such executive officers will be identified, to the extent applicable, as “named executive officers” in future filings.

Consolidated Financial Statements

Note 16. Sohu.com Inc. Shareholders’ Equity

Stock Incentive Plans, Page F-50

Staff Comment

2.	We note from your disclosures on page F-53 that Sogou’s expected volatility at the valuation date was estimated based on the historical volatility of comparable companies. We further note from your disclosures on page F-54 that the method used to determine the fair value of share options granted to members of Sohu’s Board of Directors, management and other employees was the same as the method used for the share options granted to Sogou’s management and key employees. Please tell us what consideration was given to using the company’s historical pricing data in arriving at a volatility assumption for the Sohu share options. In addition, tell us what consideration was given to disclosing the reason for the continued reliance on the historical volatility of comparable companies in arriving at this assumption. We refer you to ASC 718-10-55-37 and SAB Topic 14.D.1.

Securities and Exchange Commission

September 30, 2016

Sohu Response

Sohu respectfully advises the Staff that the disclosure on page F-54 of the Form 10-K referred to by the Staff regarding share options granted to “members of Sohu’s Board of Directors, management and other employees,” is with respect to Sogou share options, rather than Sohu options, and appears under the subheading “Sohu Management Sogou Share Option Arrangement,” which begins on page F-53 of the Form 10-K. For the Staff’s information, there is no public market for Sogou ordinary shares. It is for this reason that management based the Sogou share options volatility assumptions on a comparable group of companies.

Regarding the Staff’s request to “tell us what consideration was given to using the company’s historical pricing data in arriving at a volatility assumption for the Sohu share options,” Sohu advises the Staff that Sohu stock option volatility assumptions were in fact based on the Company’s historical pricing volatility, but the impact to the fair values of the Sohu options was immaterial, as the Sohu options were deeply in-the-money as a result of their exercise price of $0.001.

Sohu informs the Staff that, in order to make the distinction as clear as possible between Sohu stock options and Sogou share options in future filings, Sohu will include, where applicable, specific references to “Sogou share options” rather than simply to “share options.”

Form 8-K furnished on August 2, 2016

Staff Comment

3.	We note your business outlook for the third quarter of fiscal 2016 includes non-GAAP net loss before deducting the share of non-GAAP net income pertaining to the non-controlling interest, non-GAAP net loss attributable to Sohu.com Inc., and non-GAAP net loss per fully diluted share attributable to Sohu.com Inc. It appears that you have excluded a quantitative reconciliation for the forward-looking non-GAAP measure in reliance on the “unreasonable efforts” exception in Item 10(e)(1)(i)(B) of Regulation S-K without disclosing that fact and identifying the information that is unavailable. Your disclosure is inconsistent with the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

Sohu Response

Sohu confirms to the Staff that it will review and follow the guidance in the answer to Question 102.10 in the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on May 17, 2016 and any other applicable guidance when preparing its earnings releases in the future.

Securities and Exchange Commission

September 30, 2016

Please feel free to contact me at (617) 574-3511 should you require additional information or have any questions regarding this letter.

Sincerely,

/s/ Timothy B. Bancroft

Timothy B. Bancroft

cc:	Morgan Youngwood, Staff Accountant (Division of Corporation Finance)
Mitchell Austin, Staff Attorney (Division of Corporation Finance)
Katherine Wray, Staff Attorney (Division of Corporation Finance)
Dr. Charles Zhang (Sohu.com Inc.)
Ms. Joanna Lv (Sohu.com Inc.)
Ms. Sunny Dong (PricewaterhouseCoopers)